RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

ONE CRESCENT DRIVE, SUITE 203

PHILADELPHIA, PENNSYLVANIA 19112

June 11, 2010

VIA Facsimile and EDGAR

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Resource Real Estate Opportunity REIT, Inc.
Registration Statement on Form S-11, as amended
File No. 333-160463

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Resource Real Estate Opportunity REIT, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement in order that the Registration Statement shall become effective at 9:00 A.M. (EST) on Wednesday, June 16, 2010 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Please contact Rob Bergdolt of DLA Piper LLP (US), counsel to the Company, at (919) 786-2002 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

By:	/s/ Kevin M. Finkel
Name:	Kevin M. Finkel
Title:	Chief Operating Officer and President

cc:	Jennifer Gowetski, SEC Senior Counsel, Division of Corporation Finance
Erin Martin, Attorney-Advisor, Division of Corporation Finance
Rob Bergdolt, Esq., DLA Piper LLP (US)
Neil Miller, Esq., DLA Piper LLP (US)